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SEC Mail Processing Section
FEB 28 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VERITY INVESTMENTS, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangum Street, Suite 550
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy L. Simonson, (919) 354-3061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy L. Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID J. BERMEO
NOTARY PUBLIC
Wake County
North Carolina
My Commission Expires June 23, 2020

Signature

Treasurer

Title

Feb 24/2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- [ ] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2016 and
December 31, 2015

VERITY INVESTMENTS, INC.
Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments Inc.:

We have audited the accompanying statement of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2015, were audited by other auditors whose report dated February 23, 2016, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2017

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and December 31, 2015

	2016	2015
ASSETS		
Current assets:		
Cash and cash equivalents	$ 93,654	$ 64,591
Receivables	12,499	14,186
Receivables, other	-	20,137
Prepaid expenses	6,226	5,193
Due to affiliate	151	-
Other current assets	1,215	734
Total assets	$ 113,745	$ 104,841
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 10,000	$ 5,250
Commissions payable	6,604	6,700
Other payable	253	6,544
Income taxes payable	2,537	2,056
Total liabilities	19,394	20,550
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding	35,000	35,000
Retained earnings	59,351	49,291
	94,351	84,291
Total liabilities and stockholder's equity	$ 113,745	$ 104,841

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
For the Years Ended December 31, 2016 and December 31, 2015

	2016	2015
Revenues:		
Brokerage commissions	$ 48,428	$ 38,378
12b-1 distribution fees	100,706	114,603
Municipal income	55	205
Other income	21,955	36,661
Total revenues	171,144	189,847
Expenses:		
Commission expense	84,081	85,731
Management fee	45,600	71,200
Professional fees	14,645	8,800
Dues and subsrcriptions	2,999	250
Outside services	1,676	-
Insurance	3,033	5,655
Licenses expense	7,278	6,568
Office supplies	62	-
Miscellaneous expense	505	1,001
Total expenses	159,879	179,205
Income before income taxes	11,265	10,642
Less: current provision for income taxes	1,205	2,026
Net income	$ 10,060	$ 8,616

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2016 and December 31, 2015

	Common Stock	Retained Earnings	Total
Balances at January 1, 2015	$ 35,000	$ 40,675	75,675
Net Income for 2015	-	8,616	8,616
Balances at December 31, 2015	$ 35,000	$ 49,291	$ 84,291
Net Income for 2016	-	10,060	10,060
Balances at December 31, 2016	$ 35,000	$ 59,351	$ 94,351

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016 and December 31, 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 10,060	$ 8,616
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables	1,687	29,015
Receivables, Other Non-Customer	20,137	(20,137)
Prepaid assets	(1,033)	(43)
Due to affiliate	(151)	-
Other current assets	(481)	846
Accrued expenses	4,750	-
Commissions payable	(96)	(16,235)
Due to parent	-	(2,200)
Due to affiliate	-	(2,100)
Other current liabilities	(6,291)	6,544
Income taxes payable	481	1,406
Net cash provided by operating activities	29,063	5,712
Net increase in cash and cash equivalents	29,063	5,712
Cash and cash equivalents, beginning of year	64,591	58,879
Cash and cash equivalents, end of year	$ 93,654	$ 64,591
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 724	$ 650

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company").Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation

The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2016 and December 31, 2015, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions
Commissions and related commission expenses are recorded at the time earnings information is obtained from clearing organizations.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2016 and December 31, 2015, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2016 and December 31, 2015, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2016, and December 31, 2015, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2016 and December 31, 2015 were $45,600 and $71,200, respectively. At December 31, 2016, $151 was due from Verity Asset Management, Inc.

The allocations of the fees paid were as follows:

	2016	2015
To Verity Financial Group, Inc.	$ 6,000	$ 34,400
To Verity Asset Management, Inc.	39,600	36,800
	$ 45,600	$ 71,200

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2016 and December 31, 2015, the Company had excess net capital of $55,832 and $25,728, respectively. The Company's required minimum net capital is $25,000. At December 31, 2016 and December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .24 to 1 and .41 to 1, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 24, 2017, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2016

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 94,351
Deductions and/or changes:		
Non-allowable assets:		
Due from affiliate		151
Receivables from non-customers		766
Portion of broker-dealer receivables greater than commission payable		5,161
CRD deposits		1,215
Prepaid expenses		6,226
		13,519
Net capital		80,832
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	$ 1,293	
Company requirement	$ 25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 55,832
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 50,832
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 19,394
Percentage of aggregate indebtedness to net capital		23.99%
Net Capital Reconciliation:		
Net Capital as per the FOCUS Report-Part IIA		$ 80,832

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2017

VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Verity Investments, Inc.
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Vice President, Finance & Operations, FINOP, Treasurer
February 22, 2017